UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                           The Peoples Holding Company
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                          COMMON STOCK, $5.00 PAR VALUE
                         (Title of Class of Securities)

                                   711148 10 6
                      (CUSIP Number of Class of Securities)

                               E. Robinson McGraw,
                      President and Chief Executive Officer
                           The Peoples Holding Company
                                 209 Troy Street
                            Tupelo, Mississippi 38804
                                 (662) 680-1001
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                               W.P. Mitchell, Esq.
                     Mitchell, Voge, Corban and Morris, LLP
                                   P.O. Box 29
                             108 N. Broadway Street
                            Tupelo, Mississippi 38804
                                 (662) 842-4231

                           CALCULATION OF FILING FEE

         Transaction valuation*            Amount of filing fee:
              $13,899,176                       $2,779.84

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 604,312 shares of Common Stock of The Peoples Holding Company at the maximum tender offer purchase price of $23.00 per share in cash.

[ X ] Check the box if any part of the fee is offset as provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,779.84           Form or Registration Number: SC TO-I
Filing Party: The Peoples Holding Company   Date Filed: April 16, 2001

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]    third party tender offer subject to Rule 14d-1.
[ X ]    issuer tender offer subject to Rule 13e-4.
[   ]    going private transaction subject to Rule 13e-3.
[   ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ X ]

This Amendment supplements and amends the Tender Offer Statement on Schedule TO filed on April 16, 2001, related to the issuer tender offer of The Peoples Holding Company, a Mississippi corporation, to purchase up to 604,312 shares of its Common Stock, $5.00 par value, at a price of $23.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this amendment to Schedule TO.


Item 4. TERMS OF THE TRANSACTION.

Item 4 of Schedule TO is hereby amended and supplemented as follows:

The tender offer expired at 5:00 p.m., New York City time, on May 15, 2001. A total number of 221,023 shares of the Common Stock of The Peoples Holding Company were validly tendered, not withdrawn and accepted for purchase by The Peoples Holding Company at a purchase price of $23.00 per share.


Item 11. ADDITIONAL INFORMATION.

Item 11 of Schedule TO is hereby amended and supplemented as follows:

On May 15, 2001, The Peoples Holding Company issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit
(a)(9) to this Amendment to Schedule TO and is incorporated herein by reference.


Item 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(9) Press Release, dated May 15, 2001.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2001

                                           The Peoples Holding Company


                                     by:    /s/ E. Robinson McGraw
                                            --------------------------
                                                E. Robinson McGraw
                                      President and Chief Executive Officer